AUTONOMY EXPECTS THIRD QUARTER 2003 RESULTS TO BE AHEAD OF CONSENSUS ESTIMATES; SCHEDULES THIRD QUARTER CONFERENCE CALL

Fifteenth consecutive quarter of profitability

SAN FRANCISCO, California and CAMBRIDGE, England – October 8, 2003 – Autonomy Corporation plc (LSE: AU.; Nasdaq: AUTN, Nasdaq Europe: AUTN), a global leader in infrastructure software for the enterprise, today announced that it expects revenues and earnings for the third quarter ended September 30, 2003, to be ahead of market consensus estimates.

Based on preliminary results, Autonomy expects to report revenues for the third quarter of 2003 in the range of $12.6 million to $13.6 million, and fully diluted EPS in the range of $0.01 to $0.02 per share.

Commenting on these preliminary results, Dr. Mike Lynch, Group CEO of Autonomy said today:  “We are pleased to announce that our third quarter 2003 results are expected to be ahead of market expectations.  The end of the third quarter saw a significant recovery in activity levels across our markets, although we believe it is premature to judge the fragility or robustness of this effect.  During this period Autonomy’s core business saw strong growth which more than offset the expected disruption of our Dremedia division’s sales during the integration of the Virage acquisition.”

Dr. Lynch continued, “As previously announced, Autonomy completed the acquisition of Virage late in the third quarter ahead of schedule, and by mid-September we were allowing customers to commence evaluation of the newly integrated Dremedia/Virage products with a view to purchase in the fourth quarter of 2003.  Also during this period we completed the corporate integration of Autonomy and Virage which will bring Virage’s cost base to near breakeven in the fourth quarter of 2003.  As a result of the technology and corporate integrations, we believe that Virage is well positioned to exploit its clear leadership position.”

These results are preliminary, subject to the usual quarterly financial review by Autonomy’s independent auditors.

Results for the third quarter of 2003 will be announced on October 24, 2003.  A teleconference call for participants discussing these results will be hosted on October 24, 2003 at 9.30am BST (10.30am CET; 4.30am US Eastern) and will be available live via webcast over the World Wide Web.  To access the live webcast, investors are directed towards the investor relations section of Autonomy's website, http://www.autonomy.com.  Investors should go to the website approximately 15 minutes prior to the start time of the call to register.

About Autonomy Corporation plc

Autonomy Corporation plc (LSE: AU.; Nasdaq: AUTN; Nasdaq Europe: AUTN) is a global leader in infrastructure software for the enterprise.  Autonomy's technology allows the automatic processing, categorization, retrieval and understanding of unstructured information and is used to power applications as varied as call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications.  By automating the processing of information, Autonomy software removes the need for dependency on manual labor and the costly effects that manual labor entails, delivering a compelling return on investment.

Other companies in the Autonomy group include Aungate, specializing in software for compliance and electronic communications, Audentify, in contact center technology and Virage, a provider of video and rich media software.  Autonomy’s customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy.  Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Brio, Citrix, Computer Associates, EDS, IBM Global Services, iManage, Novell, Novient, Vignette and Sybase.  The company has offices worldwide.

Caution Concerning Forward-Looking Statements

The statements set forth in this news release are forward-looking statements regarding Autonomy’s expected third quarter revenue and earnings that involve risks and uncertainties.  A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including the risk that, because the company has not finalized its third quarter financial results, unexpected adjustments may be made in finalizing these financial results from those currently contemplated.  These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's latest Annual Report on Form 20-F.

Financial Media Contacts:	Analyst and Investor Contacts:
Ian Black, Director of Corporate Communication Autonomy Corporation plc +44 (0)1223 448 000	Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000
Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Edward Bridges Financial Dynamics +44 (0)20 7831 3113